FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Report on Form 6-K dated December 21, 2006

Magyar Telekom Plc.
(Translation of registrant’s name into English)

Budapest, 1013, Krisztina krt. 55, Hungary
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Contacts
Szabolcs Czenthe	Magyar Telekom IR	+36 1 458 0437
Krisztina Förhécz	Magyar Telekom IR	+36 1 457 6029
Gyula Fazekas	Magyar Telekom IR	+36 1 457 6186
investor.relations@telekom.hu

Extraordinary General Meeting approves Magyar Telekom Group and Magyar Telekom Plc. 2005 annual reports

Budapest — December 21, 2006 — Magyar Telekom (Reuters: NYSE: MTA.N, BÉT: MTEL.BU and Bloomberg: NYSE: MTA US, BÉT: MTELEKOM HB), the leading Hungarian telecommunications service provider, announces that it held an Extraordinary General Meeting (EGM) today. The EGM approved the annual reports on the 2005 business activities of Magyar Telekom Group and Magyar Telekom Plc., decided on the dividend to be paid from the 2005 results, elected the Company’s auditor for the next two years and determined its remuneration. The EGM also approved amendments to the Articles of Association of the Company, and elected to the Board of Directors CEO Christopher Mattheisen.

The EGM heard the report of the Board of Directors on the business management, the business policy and financial situation of the Magyar Telekom Group and on the 2005 business activity of the Magyar Telekom Group and Magyar Telekom Plc. The Board also presented the reports of the Supervisory Board and the auditor.

The General Meeting approved the 2005 consolidated annual report of the Magyar Telekom Group prepared according to the International Financial Reporting Standards (IFRS) with HUF 1 082 948 million balance sheet total and with HUF 88 919 million profit after taxes (before deduction of HUF 10 355 million on minority shares).

The General Meeting approved Magyar Telekom Plc.’s 2005 annual report according to Hungarian Accounting Rules (HAR) with HUF 923 466 million balance sheet total and HUF 68 090 million profit after taxes.

The General Meeting, having evaluated the work of the members of the Board of Directors of the Company, decided to grant release to the members for the 2005 business year, with regard to §30 (5) of the Act on Business Associations.

The EGM has decided to pay to the shareholders HUF 70 dividend per share plus a HUF 3 per share compensation for the late payment totaling to HUF 73 per share on each equity share of HUF 100 face value and HUF 7 300 dividend on the preference share of HUF 10 000 face value from the 2005 results. The Company is using HUF 8 031 646 223 profit reserve for the payment of a total dividend of HUF 76 122 086 995, because the after-tax profit according to the HAR is HUF 68 090 440 772. The starting date of the dividend payment is January 12, 2007. On December 22, 2006 the Company will publish a detailed announcement on the rules of dividend payment.

The General Meeting elected PricewaterhouseCoopers Kft. auditor of Magyar Telekom Plc. for a term of two years, that is, until May 31, 2008, or the date of the Annual General Meeting closing the 2007 business year.

The General Meeting approved the payment — without the 2002 internal controls under the Sarbanex-Oxley Act — of the annual amount of HUF 81 000 000 (plus maximum 5% for related costs) + VAT for the Auditor for the 2006 and 2007 financial years. The amount comprises the auditing of the annual financial report of Magyar Telekom Plc. according to the Hungarian Accounting Regulations and the auditing of the annual consolidated financial statement of the Magyar Telekom Group according to the International Financial Reporting Standards (IFRS).

The General Meeting approved amendments to the Articles of Association of the Company. These include expansion of the list of its activities, and specification of the places where the announcements and notifications of the Company are made public.

The EGM elected Chief Executive Officer Christopher Mattheisen member of the Board of Directors of Magyar Telekom Plc. with the same terms and conditions as the other Board members, from today’s date until May 31, 2007.

This investor news contains forward-looking statements. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore should not have undue reliance placed upon them. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events.

Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Such factors are described in, among other things, our Annual Report on Form 20-F for the year ended December 31, 2004 filed with the U.S. Securities and Exchange Commission.

Resolutions of the Extraordinary General Meeting of Magyar Telekom Telecommunications Public Limited Company held on December 21, 2006

Resolution No. 1/2006 (XII. 21.)

The General Meeting agrees to that the proceedings of the Meeting shall be recorded on tape.

The General Meeting adopts this Resolution 658.010.616 affirmative votes, 0 negative votes, and 1000 abstentions.

Resolution No. 2/2006 (XII. 21.)

The General Meeting elects dr. Tibor Székelyhídi Keeper of the Minutes in addition to electing Mr. Reinhold Echter, representative of MagyarCom Holding GmbH authenticator of the Minutes.

The General Meeting adopts this Resolution 658.008.616 affirmative votes, 0 negative votes, and 1.010 abstentions.

Resolution No. 3/2006 (XII. 21.)

The General Meeting approves the agenda of the Meeting, in line with the resolution proposal, as follows:

1.

Report of the Board of Directors on the management of the Company, the business policy of Magyar Telekom Group and report on the business operations and the financial situation of Magyar Telekom Group in 2005 according to the requirements of the Accounting Act

2.	Report of the Board of Directors on the business operations of the Company in 2005, presentation of the report of the Supervisory Board and the Auditor
3.	Decision on the approval of the 2005 financial statements of the Company and on the relief from liability of the members of the Board of Directors
4.	Proposal of the Board of Directors for the use of the profit after tax earned in 2005
5.	Election of the Company’s Auditor and determination of its remuneration
6.	Modification of the Articles of Association of Magyar Telekom Plc.
7.	Recalling and Election of Members of the Board of Directors
8.	Miscellaneous

The General Meeting adopts this Resolution 658.010.616 affirmative votes, 0 negative votes, and 1.010 abstentions.

Resolution No. 4/2006 (XII. 21.)

The General Meeting approves the 2005 Consolidated Financial Statements of Magyar Telekom Group prepared according to the International Financial Reporting Standards, including Balance Sheet Total Assets of HUF 1,082,948 million and Profit after tax for year 2005: HUF 88,919 million (before the deduction of HUF 10,355 million attributable to minority interests).

The General Meeting adopts this Resolution 648.052.152 affirmative votes, 23.236.153 negative votes, and 3.089.401 abstentions.

Resolution No. 5/2006 (XII. 21.)

The General Meeting approves the Y2005 Annual Report of the Company prepared according to the Hungarian Accounting Regulations (HAR), including Balance Sheet Total Assets of HUF 923,466 million and After-tax Net Income of HUF 68,090 million.

The General Meeting adopts this Resolution 648.051.502 affirmative votes, 23.236.153 negative votes, and 3.090.051 abstentions.

Resolution No. 6/2006 (XII. 21.)

The General Meeting hereby evaluates the work of the board members of the Company and decides on granting the relief from liability for the board members of the Company with respect to the 2005 business year in accordance with Section 30 (5) of the Companies Act. The evaluation and the relief from liability granted by this resolution shall not apply to the liability of the board members arising from their gross negligence or wilful misconduct.

The General Meeting adopts this Resolution 646.416.543 affirmative votes, 24.871.762 negative votes, and 3.089.401 abstentions.

Resolution No. 7/2006 (XII. 21.)

A dividend of HUF 73 per ordinary share (with a face value of HUF 100) and dividend of HUF 7 300 per preference share (with a face value of HUF 10 000) shall be paid to the shareholders from the profit of 2005.

The Company uses HUF 8,031,646,223 from profit reserves to pay the total dividend of HUF 76,122,086,995 because profit after tax before dividend is HUF 68,090,440,772 based on HAR figures.

January 12th 2007 shall be the first day of dividend disbursement.

On December 22nd 2006, the Management Committee of Magyar Telekom Plc. shall publish a detailed announcement on the order of dividend disbursement in Magyar Tőkepiac, as well as on the homepage of the Company and of the Budapest Stock Exchange.

In compliance with Magyar Telekom’s assignment, KELER Ltd. shall disburse dividends.

The General Meeting adopts this Resolution 640.626.132 affirmative votes, 30.651.833 negative votes, and 3.099.741 abstentions.

Resolution No. 8/2006 (XII. 21.)

The General Meeting elects PricewaterhouseCoopers Kft. (1077 Budapest, Wesselényi u. 16.; Registration no.: 001464). Name of the private person to perform audit services as registered auditor:

Szabados Szilvia (chamber membership number: 005314; address: 1031 Budapest, Amfiteátrum u. 25. VI. 53.; mother’s maiden name: Terézia Bukó) as Auditor of the Company for the two year period ending May 31st 2008 or if the Annual General Meeting closing the 2007 financial year will be held prior to May 31st 2008 than on the date thereof.

In the event that Szilvia Szabados is incapacitated, the GM elects Márta Hegedűsné Szűcs (chamber membership number: 006838, mother’s maiden name: Julianna Hliva, address: 2071 Páty, Várhegyi u. 6.) to act as responsible auditor.

The General Meeting approves the payment of HUF 81,000,000 - not including the audit of internal controls as required by the Sarbanes-Oxley Act of 2002 - (+ a maximum of 5% for related costs) + VAT per year, covering the audit of the annual financial statements of Magyar Telekom Plc. (Company) prepared in accordance with the Hungarian Accounting Act and also the audit of the annual consolidated financial statements of the Magyar Telekom Group prepared in accordance with International Financial Reporting Standards (IFRS).

The General Meeting adopts this Resolution 666.818.835 affirmative votes, 65.792 negative votes, and 7.493.079 abstentions.

Resolution No. 9/2006 (XII. 21.)

The General Meeting approves the modifications of the Articles as follows:

1.6.2. Other activities

40.11’03 Production of electricity

67.20’03 Other insurance activities

15.2.       Notices

Notices and advertisements of the Company shall be published in the nationwide, official journal of the Budapest Stock Exchange and in the official publication space of the Budapest Stock Exchange Closed Limited Company (i.e. home page of the Stock Exchange) and the Official Gazette (“Cégközlöny”) in cases required by applicable law.

All other provisions of the Articles of Association remain unchanged.

The General Meeting adopts this Resolution with 641.063.428 affirmative votes, 30.076.025 negative votes, and 3.238.253 abstentions.

Resolution No. 10/2006 (XII. 21.)

The General Meeting elects Christopher Mattheisen to the members of the Board of Directors of Magyar Telekom Nyrt. — under the same conditions as for the members today - until May 31, 2007.

The General Meeting adopts this Resolution 635.485.883 affirmative votes, 35.653.570 negative votes, and 3.238.253 abstentions.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Magyar Telekom Plc.
(Registrant)

By:
Szabolcs Czenthe
Director, Investor Relations

Date: December 21, 2006